Filed Pursuant to Rule 433

Registration Statement No. 333-278465

and Preliminary Prospectus Supplement dated June 10, 2025

PVH Corp.

$500,000,000 5.500% Senior Notes due 2030

June 10, 2025

Pricing Term Sheet

Issuer:	PVH Corp.
Offering Format:	SEC Registered
Expected Ratings (Moody’s / S&P)*:	Baa3 / BBB- (Stable / Positive Outlook)
Principal Amount:	$500,000,000
Offering Price:	99.870%, plus accrued interest, if any, from June 13, 2025
Gross Proceeds:	$499,350,000
Underwriting Discount:	0.750%

Net Proceeds (before estimated offering expenses):	$495,600,000
Trade Date:	June 10, 2025
Settlement Date**:	June 13, 2025 (T+3)
Maturity Date:	June 13, 2030
Coupon:	5.500%
Benchmark Treasury:	4.000% due May 31, 2030
Spread to Benchmark Treasury:	+145 basis points
Benchmark Treasury Price and Yield:	99-20+; 4.080%
Yield to Maturity:	5.530%

Interest Payment Dates:	June 13 and December 13 of each year, commencing on December 13, 2025
Optional Redemption:

Prior to May 13, 2030 (one month prior to the maturity date of the notes), the Issuer may redeem the notes, at its option, in whole or in part, at any time and from time to time, at a redemption price calculated by the Issuer and equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon that would be due if the notes matured on May 13, 2030, discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after May 13, 2030, the Issuer may redeem the notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC
Senior Co-Manager:	Truist Securities, Inc.
Co-Managers:	BNP Paribas Securities Corp. Citizens JMP Securities, LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
CUSIP:	693656AE0
ISIN:	US693656AE03

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made to investors on or about June 13, 2025, which will be the third business day following the date of the prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

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This pricing term sheet is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or soliciation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain copies of these documents (when available) from (i) BofA Securities, Inc. by calling toll-free at 1-800-294-1322; (ii) Barclays Capital Inc. by calling toll-free at 1-888-603-5847; (iii) Citigroup Global Markets Inc. by calling toll-free at +1-800-831-9146; (iv) J.P. Morgan Securities LLC by calling toll-free at (212)-834-4533; or (v) Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.